Allied Domecq PLC
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                  Employee Share Ownership Trust (the "Trust")
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This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited,
St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under three separate notifications, one dated 15 May 2003 and two dated 16 May 2003 that they disposed on those dates of a total of 193,042 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,181,412 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transactions which took place on 15 and 16 May 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary
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16 May 2003